Exhibit 99.6

FORM OF NOTICE TO STOCKHOLDERS WHO ARE RECORD HOLDERS

VOLTARI CORPORATION

Dear Stockholder:

This notice is being distributed by Voltari Corporation (the “Company”), in connection with the rights offering (the “Rights Offering”), as described in the Company’s prospectus dated                 , 2015 (the “Prospectus”). The Company is distributing to record holders of its common stock as of February 13, 2015 (the “record date”), at no charge, transferable subscription rights (the “subscription rights” or “rights”) to purchase up to an aggregate of 4,300,000 shares of the Company’s common stock, $0.001 par value per share (the “common stock”). Each subscription right includes a basic subscription right to purchase              shares of common stock and an over-subscription privilege. Both the basic subscription rights and the over-subscription privilege are subject to certain limitations (as described below). The subscription period begins on                 , 2015 and ends at 5:00 p.m., New York City Time, on                 , 2015, the expiration date of this Rights Offering, unless the Company extends the subscription period to no later than                 , 2015.

Holders who exercise their basic subscription rights or over-subscription privilege to purchase less than 1,300,000 shares in this Rights Offering will pay a price of $         per whole share (the “ordinary subscription price”). Holders who exercise their basic subscription rights or over-subscription privilege to purchase 1,300,000 shares or more in this Rights Offering will pay a price of $         per whole share, (the “premium subscription price”). If a holder exercises its basic subscription rights or over-subscription privilege to purchase 1,300,000 shares or more in this Rights Offering, but such holder owns less than 33% of the Company’s issued and outstanding common stock following completion of this Rights Offering, the Company will refund to such holder, without interest or penalty, as soon as practicable following the closing of the Rights Offering, the difference between the premium subscription price and the ordinary subscription price with respect to the shares purchased by such holder in this Rights Offering.

If any holders of subscription rights (including holders who acquired rights by purchasing them from others) do not exercise their basic subscription rights in full, then holders who did exercise their basic subscription rights in full will be entitled to purchase a portion of the remaining shares. A holder may exercise its over-subscription privilege for a number of shares less than, equal to or greater than its basic subscription rights. Each holder should indicate on its rights certificate, or the form provided by its nominee, how many additional shares it would like to purchase pursuant to its over-subscription privilege, if any. In honoring over-subscriptions, the Company will allocate the available shares proportionately by calculating the number of rights a subscriber properly exercised using its basic subscription rights relative to the number of rights properly exercised using the basic subscription rights by all subscribers who have over-subscribed. The Company will allocate to each holder an equivalent proportion of the shares available for over-subscription. The Company will seek to honor each over-subscription in full, subject to any restrictions and conditions set forth herein. The exercise of a holder’s over-subscription privilege may be limited, however, if there are insufficient shares available, so such holder may be allocated fewer shares than it subscribed for using its over-subscription privilege. If the allocation results in a holder being allocated a greater number of shares than such holder subscribed for, then the Company will allocate to such holder only that number of shares for which it over-subscribed.

The Company will not issue or pay cash in place of fractional shares of common stock. Instead, the Company will round down any resulting fractional shares to the nearest whole share.

The subscription rights will, subject to any applicable state law restrictions, be transferable during the subscription period, but the subscription rights will not be listed for trading on any stock exchange or market.

In order to protect the Company from the loss of its net operating losses (“NOLs”) the Company reserves the right, in the sole discretion of its board of directors, to limit the number of shares that may be purchased in this Rights Offering by any subscriber who owned less than 4.95% of the Company’s common stock prior to this Rights Offering, if such purchase would result in such subscriber owning 4.95% or more of the Company’s common stock following the completion of this Rights Offering. For purposes of calculating the exercise limits in this Rights Offering, common stock owned by a subscriber includes common stock deemed to be owned by such subscriber under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), including common stock owned by:

•	any living spouse, child, grandchild, or parent;

•	if the subscriber is an entity, by any person that owns the subscriber;

•	any entity in which the subscriber holds an interest (in proportion to such interest); and

•	any person (other than the Company), if the subscriber holds an option to purchase the Company’s common stock or an interest in an entity that owns or is deemed to own the Company’s common stock, if such option was obtained from such person and would be treated as exercised under Section 382 of the Code.

Notwithstanding the foregoing, in the event any subscriber who owned less than 5.0% of the Company’s common stock prior to this Rights Offering purchased shares in the Rights Offering that resulted in such subscriber owning 5.0% or more of the Company’s common stock following the completion of this Rights Offering, such shares will be void ab initio unless the Company’s board of directors, in its sole discretion, consents to such issuance (such consent not to be implied by any inaction by the Company’s board of directors).

By exercising subscription rights in this Rights Offering, each subscriber will represent, acknowledge and agree that:

•	The Company may limit the number of shares any subscriber may purchase (pursuant to the basic subscription right or over-subscription privilege) pursuant to the limitations set forth herein;

•	The Company may limit or refuse subscriptions from some subscribers and not others;

•	The Company may void and cancel the issuance of certain shares pursuant to the limitations set forth herein;

•	You will not own 33% or more of the Company’s issued and outstanding common stock following completion of this Rights Offering, unless you have paid the premium subscription price for all shares of the Company’s common stock that you purchased in this Rights Offering; and

•	Any purported exercise of rights in violation of the terms of this Rights Offering, including but not limited to the terms set forth in the subscription documents, will be void and of no force and effect.

The subscription rights are evidenced by subscription rights certificates (each a “Subscription Rights Certificate”) registered in the record holder’s name. If your shares of common stock as of the record date were held by a broker, dealer, custodian bank or other nominee, the subscription rights evidenced by the subscription rights certificate are registered in the name of such custodian bank, broker, dealer or other nominee.

The number of subscription rights to which you are entitled is printed on the face of your Subscription Rights Certificate. You should indicate your wishes with regard to the exercise of your subscription rights by completing the appropriate section on the back of your Subscription Rights Certificate and returning it to the American Stock Transfer & Trust Company, LLC, the subscription agent for the Rights Offering (the “Subscription Agent”) in the envelope provided.

If you wish to exercise your subscription rights, but you will not be able to deliver your rights certificate to the Subscription Agent prior to the expiration date of the Rights Offering, then you may nevertheless exercise your subscription rights if:

•	prior to the expiration date of the Rights Offering, the Subscription Agent receives:

•	payment for the shares of common stock you subscribe for pursuant to your basic subscription privilege and, if applicable, your over-subscription privilege; and

•	a guarantee notice from a member firm of a registered national securities exchange or a member of the Financial Industry Regulatory Authority, Inc. or from a commercial bank or trust company having an office or correspondent in the United States, guaranteeing the delivery to the Subscription Agent of the rights certificate evidencing the subscription rights to be exercised within three (3) trading days following the date of that notice; and

•	within this three (3) trading day period, the Subscription Agent receives the properly completed rights certificate.

You may deliver the guarantee notice referred to above to the Subscription Agent in the same manner as you would deliver the rights certificate.

Enclosed are copies of the following documents:

1.	Prospectus;

2.	Instructions as to Use of Subscription Rights Certificate;

3.	Notice of Tax Information;

4.	Notice of Guaranteed Delivery; and

5.	A return envelope addressed to the Subscription Agent.

Your prompt attention is requested. To exercise your subscription rights, including any subscription rights you purchased from others, you should properly complete and sign the Subscription Rights Certificate and send it, with payment of the subscription price in full for each unit subscribed for pursuant to the basic subscription privilege and the over-subscription privilege to the Subscription Agent, as indicated on the Subscription Rights Certificate and in the Prospectus. The Subscription Agent must receive the properly completed and duly executed Subscription Rights Certificate and full payment before the Rights Offering expires at 5:00 p.m., New York City time, on                 , 2015, unless further extended by the board of directors of the Company to a date no later than                 , 2015.

A holder cannot revoke the exercise of its subscription rights. Subscription rights not exercised before the Rights Offering expires at 5:00 p.m., New York City time, on                 , 2015 (unless such date is further extended by us to a date no later than                 , 2015) will expire and have no value. The Company reserves the right to reject any or all subscriptions not properly submitted or the acceptance of which would in the opinion of the Company’s counsel, be unlawful.

Additional copies of the enclosed materials may be obtained from D.F. King & Co., Inc., the information agent for the Rights Offering (the “Information Agent”). The Information Agent’s telephone number is (866) 796-1290 or (212) 493-3910. Any questions or requests for assistance concerning the rights offering should be directed to the Information Agent. Very truly yours,

Voltari Corporation